Exhibit 99.3

KAVIZA INC.

2010 Restricted Stock Unit Plan

This 2010 Restricted Stock Unit Plan (this “Plan”) has been adopted by Kaviza Inc., a Delaware corporation, to provide a long-term incentive to certain designated employees of the Company to continue their employment with the Company.

1. Certain Definitions. As used in this Plan:

“Board of Directors” means (i) prior to the Effective Time, the Board of Directors of the Company and (ii) after the Effective Time, the Board of Directors of the Parent Company. After the Effective Time the Board of Directors may delegate some or all of its powers and authority under this Plan to a committee of the Board of Directors of the Parent Company, and if and to the extent of any such delegation, references in this Plan to the Board of Directors will mean such committee.

“Capitalization Adjustment” shall have the meaning set forth in Section 12.

“Cause” means, with respect to a Participant, any one or more of the following conditions:

(a) the Participant’s failure or refusal to satisfactorily perform his duties to the Company (or, after the Effective Time, the Surviving Corporation or the Parent Company) after written notice (which specifies such failure or refusal) and failure to cure within twenty (20) days of such notice;

(b) the Participant’s disloyalty, gross negligence, willful misconduct, insubordination, dishonesty, fraud, embezzlement or breach of any fiduciary duty;

(c) the Participant’s deliberate disregard or violation of the Company’s (or, after the Effective Time, the Surviving Corporation’s or the Parent Company’s) rules or policies which results in direct or indirect material loss, damage or injury to the Company (or, after the Effective Time, the Surviving Corporation or the Parent Company) or the commission by Purchaser of any other action that injures or may injure the Company (or, after the Effective Time, the Surviving Corporation or the Parent Company);

(d) the conviction of the Participant of any crime that constitutes a felony (including a plea of nolo contendere) or a crime of moral turpitude in the jurisdiction involved;

(e) the Participant’s breach of the terms of (i) this Agreement, (ii) his Employee Confidentiality and Non-Solicitation Agreement, (iii) any non-compete agreement between Purchaser and the Company, (iv) his Employment Offer Letter, or (v) any other agreement between the Participant and the Company related to any of the agreements in clauses (i)-(iv) of this sentence; provided, however, that the Merger Agreement is not and shall not be deemed to be so related;

(f) Purchaser’s commission of any act, not otherwise instructed by the Company, that induces any customer or supplier to breach or terminate a contract with the Company.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Common Stock” means the common stock of the Company, par value $0.0001 per share.

“Common Stock Value Per Share” means $ 0.0001 per share (as adjusted for any stock dividends, combinations, splits, recapitalizations and similar events with respect to the Common Stock prior to the Effective Time).

“Company” means Kaviza Inc., a Delaware corporation, and its successors and assigns, including the Surviving Corporation.

“Effective Date” means the effective date of this Plan, which is March 25, 2010, the date on which this Plan was approved by the Board of Directors.

“Effective Time” means the effective time of a Merger.

“Employment Offer Letter” shall have the meaning set forth in Section 2(c).

“Exchange Ratio” shall have the meaning set forth in Section 3(b).

“Termination Without Cause” shall have the meaning set forth in Section 2(c).

“Final Vesting Date” means February 20, 2013.

“Merger” means the first merger, after the Effective Date, of the Company with or into any other entity pursuant to which the holders of outstanding voting stock of the Company immediately prior to such merger hold, directly or indirectly, less than 50% of the outstanding voting stock of the surviving corporation of the merger (the “Surviving Corporation”) immediately after such merger. For purposes of clarity, there shall only be one Merger.

“Parent Common Stock” means duly authorized, validly issued, fully paid and non-assessable shares of common stock of the Parent Company.

“Parent Company” means the ultimate parent corporation of the Surviving Corporation.

“Parent Price” means the closing price of a share of Parent Common Stock as reported on The Nasdaq Global Select Market for the last Nasdaq trading day immediately prior to the day on which the Effective Time occurs.

“Participants” means those employees of the Company designated as participants and allocated Restricted Stock Units under this Plan.

“Restricted Stock Units” shall have the meaning set forth in Section 2(a).

“Securities Act” shall have the meaning set forth in Section 3(c)(X).

“Separation Date” shall have the meaning set forth in Section 2(d).

“Shares” means shares of Parent Common Stock, as applicable, issued or issuable pursuant to Section 3(a) or (b).

“Surviving Corporation” has the meaning ascribed to such term within the definition of “Merger.”

“Unallocated Pool” means any Restricted Stock Units that have been allocated under this Plan and subsequently forfeited pursuant to Section 2(d) of this Plan.

“Vesting Date” means the twentieth day of each month following the Effective Time.

2. Restricted Stock Units.

(a) Availability. The maximum number of Restricted Stock Units (“Restricted Stock Units”) available for issuance under the Plan shall be 3,828,125, which shall be amended by the Board of Directors on the Effective Time. Notwithstanding the foregoing, the number of Restricted Stock Units available for issuance under the Plan and the number of allocated Restricted Stock Units under the Plan shall be adjusted proportionately upon any reorganization, reclassification, recapitalization, stock dividend, stock split, reverse stock split or similar action with respect to the shares of Common Stock prior to the Merger; provided, however, that no adjustment shall be made upon or after the occurrence of a Merger other than as specifically set forth in Section 3(b) and elsewhere in this Plan.

(b) Allocation of Restricted Stock Units. From and after the Effective Date until one business day prior to the Effective Time, the chief executive officer of the Company shall have the authority to designate Participants in the Plan and allocate Restricted Stock Units, subject to the maximum number of Restricted Stock Units permitted by this Plan and further subject to guidelines, if any, that the Board of Directors shall set forth at any time or from time to time. Any Restricted Stock Units in the Unallocated Pool may be (but are not required to be) reallocated by the Board of Directors at any time prior to the Final Vesting Date, to such of the Participants and in such amounts as the Board of Directors, in its sole discretion, determines. Each allocation or grant of a Restricted Stock Unit shall at all times be subject to all applicable terms and conditions of this Plan. Restricted Stock Units that have been settled pursuant to Section 3(a) or 3(b) shall reduce the number of Restricted Stock Units available for allocation under this Plan by the number of Restricted Stock Units so settled, shall be cancelled, shall no longer constitute Restricted Stock Units, shall not become part of the Unallocated Pool and shall not be reallocated to any Participant.

(c) Vesting. Provided a Participant remains employed by the Company or any of its subsidiaries (or, after the Effective Time, the Surviving Corporation or any of its subsidiaries or the Parent Company or any of its subsidiaries) on each Vesting Date, 1.5625% of such Participant’s Restricted total Stock Units shall vest, until such Participant’s total Restricted Stock Units shall be fully vested on the Final Vesting Date. Notwithstanding the foregoing, if a Participant’s employment is terminated without Cause after the Effective Time by the Surviving Corporation or any of its subsidiaries or the Parent Company or any of its subsidiaries, or the Participant terminates his employment with the Company or any of its subsidiaries or the Parent

Company or any of its subsidiaries as a result of a Constructive Termination (defined below) (in either case, a “Termination Without Cause”) then the unvested portion of such Participant’s Restricted Stock Units shall become vested on such termination date (which shall be deemed a Vesting Date for purposes of settlement of such Restricted Stock Units under Sections 3(a) and (b)). “Constructive Termination” means the Participant’s written resignation within thirty (30) days following any action by the Company (or, after the Effective Time, the Surviving Corporation or the Parent Company) which (i) reduces the amount of the Participant’s then targeted total compensation (consisting solely of the Purchaser’s base salary and any target based bonus eligibility) by 10% or more in a manner that disproportionately adversely affects the Participant, as compared to all other Company (or, after the Effective Time, the Surviving Corporation or the Parent Company) officers (provided, that the actual amount (if any) of any target based bonus that the Participant may earn shall in no way impact the determination of whether a Constructive Termination exists), (ii) unilaterally changes the Participant’s title and duties to less than that of a senior director; provided, that the unilateral change by the Surviving Corporation or the Parent Company in the Participant’s title and duties on the terms set forth in the employment offer letter by and among the Company, Purchaser and the Parent Company or its affiliates), dated as of the date hereof (the “Employment Offer Letter”), shall not constitute a “Constructive Termination,” or (iii) relocation of the Participant’s work site more than fifty (50) miles from the Participant’s usual place of business

(d) Termination of Restricted Stock Units. Except in the case of a Termination Without Cause, upon termination of any Participant’s employment with the Company or any of its subsidiaries (or, after the Effective Time, the Surviving Corporation or any of its subsidiaries or the Parent Company or any of its subsidiaries), such that after such termination, such Participant is no longer employed by the Company or any of its subsidiaries (or, after the Effective Time, the Surviving Corporation or any of its subsidiaries or the Parent Company or any of its subsidiaries), regardless of the reason, if any, for such termination (including by reason of death or permanent disability or disaffiliation of any such subsidiary or affiliate with the Parent Company) or whether such termination is by the Company or any of its subsidiaries (or, after the Effective Time, the Surviving Corporation or any of its subsidiaries or the Parent Company or any of its subsidiaries) or such employee (the date of such termination, the “Separation Date”), all Restricted Stock Units allocated to or held by that Participant that are unvested as of the Separation Date shall terminate and be forfeited by that Participant as of the Separation Date, and such terminated and forfeited Restricted Stock Units will be added to the Unallocated Pool; and thereafter such Participant will have no rights in respect of any Restricted Stock Units or this Plan except the right to receive payment for Restricted Stock Units that vested prior to the Separation Date as set forth in this Plan. Any resulting Unallocated Pool shall not be subject to mandatory reallocation to or among the remaining Participants.

3. Settlement of Restricted Stock Units.

(a) Delivery of Shares. Subject to Sections 3(c), 3(d), 3(h) and 7, upon the vesting of each Restricted Stock Unit, the Company shall, within ten business days following the applicable Vesting Date, deliver to the Participant holding such Restricted Stock Unit one share of Common Stock, and such Restricted Stock Unit shall be deemed satisfied and retired (and, for clarity, shall not be available to be added to the Unallocated Pool). Notwithstanding the foregoing, this Section 3(a) shall not apply if Section 3(b) applies with respect to a Restricted Stock Unit.

(b) Effect of Merger. Effective upon the Effective Time, by virtue of the Merger and without any action on the part of the Participant, the Company, the Surviving Corporation or the Parent Company, each Restricted Stock Unit shall be converted into the right to receive, as of the applicable Vesting Date upon which such Restricted Stock Unit vests and subject to Sections 3(c), 3(d), 3(h) and 7, a number of shares of Parent Common Stock equal to the quotient obtained by dividing the Common Stock Value Per Share by the Parent Price (the “Exchange Ratio”). Following the Effective Time and subject to Sections 3(c), 3(d), 3(h) and 7, within ten business days following the applicable Vesting Date of a Restricted Stock Unit, the Parent Company shall deliver to the Participant holding such Restricted Stock Unit a certificate representing a number of shares of Parent Common Stock equal to the Exchange Ratio and such Restricted Stock Unit shall be deemed satisfied and retired (and, for clarity, shall not be available to be added to the Unallocated Pool).

(c) Violation of Law. Notwithstanding any other provision of this Plan, if, at any time, in the reasonable opinion of the Company (or, after the Effective Time, the Parent Company), the issuance of Shares upon settlement of a Restricted Stock Unit would constitute a violation of law, then the Company (or, after the Effective Time, the Parent Company) may delay such issuance and the delivery of a certificate for such Shares until (i) approval shall have been obtained from such governmental agencies, other than the Securities and Exchange Commission, as may be required under applicable law, rule, or regulation and (ii) in the case where such issuance would constitute a violation of a law administered by or a regulation of the Securities and Exchange Commission, one of the following conditions shall have been satisfied:

(X) the Shares are at the time of the issue of such Shares effectively registered under the Securities Act of 1933, as amended (the “Securities Act”); or

(Y) the Company (or, after the Effective Time, the Parent Company) shall have determined, on such basis as it deems appropriate, acting reasonably (which may, if reasonably necessary, include an opinion of counsel in form and substance satisfactory to the Company (or, after the Effective Time, the Parent Company)) that the issuance and delivery of such Shares does not require registration under the Securities Act or any applicable State securities laws.

The Company (and, after the Effective Time, the Parent Company) shall use its commercially reasonable efforts to bring about the occurrence of said events. Without limiting the foregoing and subject at all times to applicable law, rule and regulation, the Parent Company shall (i) file, within three business days after the Effective Time, a registration statement on Form S-8 (or other appropriate form) under the Securities Act to register the shares of Parent Common Stock issuable under the Plan, (ii) use commercially reasonable efforts at least equivalent to those used in maintaining the effectiveness of Parent’s other registration statements on Form S-8 to cause such registration statement to remain effective until the delivery of all such Shares under this Plan, and (iii) promptly notify the Participants if at any time after such registration statement becomes effective the Participants are not permitted to resell such Shares under such registration statement because of any condition affecting the Parent Company.

(d) Tax Withholding. Whenever Shares are to be issued pursuant to Restricted Stock Units granted under the Plan, or such Restricted Stock Units vest under the Plan, the Company (or, after the Effective Time, the Parent Company) shall have the right, in its sole and absolute discretion, to:

(i) require the Participant to remit to the Company (or, after the Effective Time, the Parent Company) an amount of funds sufficient to satisfy all federal, state, local or other withholding tax requirements if, when, and to the extent required by law prior to the delivery of any certificate or certificates for such Shares;

(ii) require the Participant to satisfy any such withholding by simultaneously delivering a notice to the Company (or, after the Effective Time, the Parent Company), together with a copy of irrevocable instructions to a broker to deliver promptly to the Company (or, after the Effective Time, the Parent Company) an amount of sale proceeds of such number of Shares (rounded up to the nearest whole Share) otherwise issuable under the Plan necessary to pay such withholding taxes;

(iii) require the Participant to satisfy any such withholding by forfeiting to the Company (or, after the Effective Time, the Parent Company) a number of Shares (rounded up to the next whole Share) otherwise issuable under the Plan with a market value equal to the amount of such withholding taxes based on the closing price of a share of Parent Common Stock as reported on The Nasdaq Global Select Market (or, if not traded thereon, such principal securities exchange or automatic dealer quotation system on which the Shares are traded) for the last trading day immediately prior to the day on which the withholding is made; or

(iv) any combination of the foregoing.

The amount withheld shall not exceed the minimum withholding allowed under applicable law and shall satisfy any other conditions necessary to avoid adverse accounting consequences to the Company (or, after the Effective Time, the Parent Company), that otherwise would not have occurred in the absence of such withholding. The obligations of the Company (or, after the Effective Time, the Parent Company and the Surviving Corporation) under the Plan with respect to the issuance of Shares to a Participant shall be conditional on the satisfaction of all such withholding obligations by such Participant with respect to such Shares, and the Company (or, after the Effective Time, the Parent Company and the Surviving Corporation) shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the Participant.

(e) No Rights to Transfer. Restricted Stock Units are not assignable or transferable. No Participant shall have the right to sell, assign, transfer, pledge, gift, bequeath, encumber or hypothecate his or her right in or to any Restricted Stock Units (or, until such time as such Shares have been delivered to such Participant pursuant to Section 3(a) or 3(b), Shares to be issued in respect thereof) in any manner, nor shall such right of any Participant be subject to claims of his or her creditors, or be liable to attachment, execution or other process of law. Any attempted sale, assignment, transfer, pledge, hypothecation, gift, bequest or other disposition of a Participant’s right in or to the Restricted Stock Units (or, until such time as such Shares have been delivered to such Participant pursuant to Section 3(a) or 3(b), Shares to be issued in respect thereof) shall be null and void and without effect.

(f) Restricted Stock Units Uncertificated. The Company may, at its discretion, from time to time advise Participants of the Restricted Stock Units allocated to them. Restricted Stock Units will not be certificated and the right to receive Restricted Stock Units shall be a contract right only and will be evidenced only by this Plan and by entries in the Company’s (or the Surviving Corporation’s) books and records. Restricted Stock Units carry no voting, dividend, participation, liquidation or other equity rights or characteristics. No Participant shall have any rights as a stockholder of the Company, the Surviving Corporation or the Parent Company by reason of holding Restricted Stock Units.

(g) No Representation or Warranty. NO REPRESENTATION OR WARRANTY IS MADE WITH RESPECT TO THE VALUE, IF ANY, OF ANY RESTRICTED STOCK UNITS, SHARES OF COMMON STOCK OR SHARES OF PARENT COMMON STOCK GRANTED OR ISSUED UNDER THIS PLAN.

(h) No Fractional Shares. No fraction of a Share shall be issued upon settlement of a Restricted Stock Unit. The total number of Shares potentially payable to a particular Participant upon vesting of all of such Participant’s Restricted Stock Units (calculated pursuant to Section 3(a) or 3(b), as applicable) shall be adjusted downward to the nearest smaller whole number of Shares with no payment for any fraction. After calculating the total whole number of Shares potentially payable to a particular Participant pursuant to the preceding sentence, the Company shall round down any fractional Shares otherwise vested and payable to such Participant as of the applicable Vesting Date and shall add such fractional Shares to the Shares that will become vested and payable to such Participant as of the next applicable Vesting Date (for example, if the total whole number of Shares were 100, 33 Shares would be vested and payable as of each of the first Vesting Date and second Vesting Date and 34 Shares would be vested and payable as of the third Vesting Date).

(i) Reservation of Shares. The Company, and after the Effective Time the Parent Company, will at all times during the term of the Plan reserve or keep available such number of Shares as will be sufficient to satisfy the requirements of the Plan.

4. No Rights to Continued Employment. Nothing in this Plan is intended to confer on any person any right to continued employment with the Company, the Surviving Corporation or the Parent Company, or any of their respective subsidiaries or affiliates, notwithstanding that the continuation of employment may be required in order to receive any Shares under this Plan.

5. Governing Law and Administration of Plan. This Plan will be governed by and interpreted and construed in accordance with the internal laws of the State of Delaware, without reference to principles of conflicts or choice of law. The captions of sections of this Plan are for convenience of reference only and will not affect the interpretation or construction of this Plan.

This Plan will be administered by the Board of Directors. The Board of Directors will have authority, exercisable in its sole and absolute discretion, to interpret and construe this Plan, to make all determinations necessary or advisable for Plan administration, and to correct any defect, supply any omission or reconcile any inconsistency in the Plan in such manner and to such extent as it shall reasonably determine in good faith to be advisable to effectuate the purposes of the Plan. All such interpretations, determinations, and actions by the Board of Directors will be final, binding, and conclusive.

After the Effective Time, the Board of Directors may delegate some or all of its powers and authority hereunder to a committee of the Board of Directors and if and to the extent of any such delegation, references in this Plan to the Board of Directors will mean such committee.

6. Amendment. Prior to the Effective Time, the Board of Directors may, in its sole and absolute discretion, amend the provisions of this Plan and the terms of any Restricted Stock Units allocated under this Plan without the consent of any Participant. On and after the Effective Time, the Board of Directors may not amend the provisions of this Plan or the terms of any Restricted Stock Units without the written consent of each Participant who would be materially adversely affected by such amendment.

7. Release. No Participant shall receive any Shares hereunder unless such Participant has first executed and delivered to the Company or the Surviving Corporation, as applicable, as of a date no more than five days prior to such receipt, a General Release in such form as the Board of Directors may require, provided that any such General Release shall not require a Participant to waive any claims such Participant has or may have under the definitive Merger Agreement relating to the Merger.

8. Termination. This Plan shall by its terms terminate automatically, and all Restricted Stock Units outstanding under this Plan shall by their terms be automatically cancelled and deemed forfeited, if the consummation of a Merger does not occur on or before September 25, 2011; provided, however, that the Board of Directors at any time prior to the consummation of a Merger may extend the term of this Plan and the term of any Restricted Stock Unit for one or more additional period(s) as it shall determine in its sole and absolute discretion. On and after the Effective Time, this Plan and all Restricted Stock Units outstanding under this Plan shall by their terms automatically terminate immediately upon the earlier of (a) the issuance of all Shares as contemplated by Section 3 of this Plan or (b) the ten year anniversary of the Effective Date.

9. Benefit Amounts Not Salary. No Shares issuable pursuant to this Plan shall be deemed salary or other compensation to any Participant for purposes of computing benefits to which a Participant may be entitled under any vacation, disability, profit sharing, pension plan or other arrangement of the Company or any of its subsidiaries or the Surviving Corporation or any of its subsidiaries or affiliates (including the Parent Company) for the benefit of its respective employees or independent contractors except as otherwise specifically provided by such plan or arrangement. This Plan is intended to constitute an “unfunded” plan for incentive compensation, and is not intended to constitute a plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

10. Successors. The Plan shall be binding upon and inure to the benefit of the Company, its successors and assigns. Without limiting the forgoing, effective at the Effective Time this Plan shall be binding upon the Surviving Corporation and the Parent Company by virtue of the Merger and without the need for any further action on the part of the Company, the Board of Directors, the Surviving Corporation or the Parent Company.

11. Nonexclusivity of the Plan. The adoption of this Plan by the Board of Directors shall not be construed as creating any limitations on the power of the Board of Directors to adopt such other incentive arrangements as it may deem desirable, including without limitation, the granting of cash incentives, stock options and restricted stock other than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

12. Capitalization Adjustments. If, after the Effective Time, any change is made in, or other event occurs with respect to, the Shares subject to the Plan or subject to any Restricted Stock Unit (through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction) (each a “Capitalization Adjustment”), the outstanding Restricted Stock Units will be appropriately adjusted in the class(es) and number of securities or other property subject to such outstanding Restricted Stock Units. The Board of Directors shall make such adjustments in good faith, and its determination so made shall be final, binding and conclusive.

13. Entire Understanding. This Plan sets forth the entire understanding between the Company, the Surviving Corporation, the Parent Company and the Participants with respect to the matters referred to herein and supersedes all prior representations, commitments, understandings or agreements with respect to thereto.